

Mail Stop 7010

June 12, 2007

Ms. Susan G. Leber
Managing Director and Chief Financial Officer
W.P. Stewart & CO., LTD.
Trinity Hall, 43 Cedar Avenue
P.O. Box HM 2905
Hamilton, HM LX, Bermuda

> **RE:** **Form 20-F for the Fiscal Year ended December 31, 2006**
> **Form 6-K for the Fiscal Quarter ended March 31, 2007**
> **File No. 1-16245**

Dear Ms. Leber:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F for the year ended December 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.

<u>Operating and Financial Review and Prospects, page 30</u>

<u>Contractual Obligations, page 37</u>

2. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing the transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

<u>Financial Statements</u>

<u>Background and Organization, page F-7</u>

<u>Business Acquisitions, page F-8</u>

3. You stated in your October 7, 2005 letter that substantially all of your intangible assets consist of customer relationships. You indicated to us that you had retained substantially all of the customers to which such assets related. You also stated in your response and disclosed in your critical accounting policies that you test the carrying values of intangible assets and goodwill annually and whenever events or circumstances indicate that they may not be recoverable.

   In 2006, you disclosed that assets under management declined by almost $1.9 billion. In your first quarter report for 2007 you disclosed that assets under management declined by another $1.7 billion. The decrease in assets managed from $9.5 billion in 2005 to approximately $6.4 billion in the first quarter of 2007 appears to be an indicator of potential impairment of your intangible assets and goodwill. Please provide us with your intangible asset and goodwill impairment analysis as of December 31, 2006 and March 31, 2007. Please be sure to discuss and quantify all relevant assumptions in the impairment analysis. Please refer to SFAS 142.

4. You disclosed on page F-11 and in your critical accounting policies that intangible assets are amortized over 5 to 20 years. However, you appear to amortize your intangible assets over 15 years based on the intangible amortization

for the year amounts disclosed in the table at the bottom of page F-8. Please revise your amortization period disclosure or tell us what intangible assets you are amortizing over periods less than 15 years.

Note 9 – Commitments and Contingencies, page F-17

5. You disclosed that you are involved in legal action with a vendor that will not have an adverse effect of your financial condition or results of operations. Please clarify whether the outcome of this legal action could have a material impact on your cash flows.

Note 12 – Share Options, page F-20

6. You assumed a stock volatility of 11.16% to determine your share-based compensation. This volatility appears inconsistent with the decline in your common stock from $19.50 to $9.50 during the past year and with the quarterly volatility observed under Trading Markets on page 51. Please provide us with documentation to support your volatility assumption. Please refer to SFAS 123 (R).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief